02 JAN 25 AM 8:03

Selfridges plc

Our Ref. 50005



The Securities & Exchange Commissi
Office of International Corporation Fina ce
450 Fifth Street NW
Washington DC 20549
U S A

31st October 2001

SUPPL

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed a copy of a recent announcement made to the London Stock Exchange on 31st October 2001.

Yours faithfully



Ann Shrimpton
Company Secretary's Office

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

Encs.

dw 1/31


London STOCK EXCHANGE

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Announcement Details

Company	Headline	Embargo	Last Update	Replaces
Selfridges PLC	Director Shareholding		15:58 31 Oct 01	

Full Announcement Text

Directors' Shareholding

Selfridges announces that Alun Cathcart, Non-executive Chairman and Vittorio Radice, Chief Executive yesterday purchased shares in the Company at 271p per share. The holdings of these directors in the ordinary share capital of the Company have therefore changed as follows:

Name	Initial Interest	No. of shares purchased	Resultant holding
V Radice	86,299	2,000	88,299
A Cathcart	40,000	5,000	45,000

END

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